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                                                              EXHIBIT 99.1(a)(A)

                               (JD EDWARDS LOGO)

                LETTER TO STOCKHOLDERS OF J.D. EDWARDS & COMPANY

June 19, 2003

Dear Stockholder:

     On June 16, 2003, J.D. Edwards & Company entered into an Amended and Restated Agreement and Plan of Merger and Reorganization with PeopleSoft, Inc. for PeopleSoft to acquire all of the outstanding shares of J.D. Edwards common stock (including the associated stock purchase rights pursuant to J.D. Edwards' rights agreement) through a two-step transaction including an exchange offer and a merger.

     In the exchange offer, you may make an election to receive the offer consideration all in cash or stock, and you will receive cash, a fraction of a share of PeopleSoft common stock or a combination of cash and stock for each outstanding share of J.D. Edwards common stock that is validly tendered and not properly withdrawn. Following the completion of the offer, a subsidiary of PeopleSoft will be merged with and into J.D. Edwards. After the first merger, J.D. Edwards will merge with and into PeopleSoft or a wholly owned subsidiary of PeopleSoft in a second merger. It is possible, however, that the acquisition of J.D. Edwards will be effected using an alternative structure.

     The offer is subject to, among other things, the tender of at least a majority of the J.D. Edwards shares.

     After careful consideration, the members of J.D. Edwards' board of directors unanimously approved the agreement and determined that the agreement and the transactions contemplated thereby, including the exchange offer and the merger, are fair to, and in the best interests of, J.D. Edwards' stockholders. The board of directors recommends that you accept the offer.

     In arriving at its determination and recommendation, J.D. Edwards' board of directors took into account the factors described in the attached Solicitation/Recommendation Statement on Schedule 14D-9. Included as a schedule to the attached Schedule 14D-9 is the written opinion, dated June 15, 2003, of Morgan Stanley to the effect that, as of the date of the opinion, and based upon and subject to the matters described in such opinion, the consideration provided for in the transaction was fair, from a financial point of view, to the holders of J.D. Edwards common stock. You are encouraged to read this opinion carefully and in its entirety.

     Enclosed is PeopleSoft's Prospectus, together with related materials, including the Letter of Transmittal to be used for tendering shares. These documents set forth the terms and conditions of the offer. We urge you to read the attached Schedule 14D-9 and the enclosed materials carefully.

     The offer and withdrawal rights will expire at 12:00 midnight, New York time, on July 17, 2003, unless extended. If you want to participate in the offer, you will need to properly tender your shares prior to the expiration date and time. Information on how to properly tender your shares is included in the Prospectus and, if you have questions, you may call the Information Agent, Georgeson Shareholder Communications. at (800) 248-2681 from North America or at
(866) 324-5899 from outside of North America for information about the offer.

                                          Very truly yours,

                                          /s/ R.M. DUTKOWSKY
                                          Robert M. Dutkowsky
                                          Chairman of the Board, President
                                          and Chief Executive Officer